UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                  SCHEDULE 13D\A



                   Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)




       Name of Issuer:     MULTICOM PUBLISHING, INC.

       Title of Class of Securities:   Common stock, par value $.01 per share

       CUSIP Number:     625437 10 8



       Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:


                              Thomas L. Slaughter
                  Vice President-General Counsel and Secretary
                              Meredith Corporation
                               1716 Locust Street
                           Des Moines, Iowa 50309-3023
                                 (515) 284-3056



      Date of Event which Requires Filing of this Statement:  February 7, 1997



               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].


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

               Check the following box if a fee is being paid with the
statement   [ ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.     NAME OF REPORTING PERSON:       Meredith Corporation

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:       42-0410230



2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]   (b) [ ]



3.     SEC USE ONLY



4.     SOURCE OF FUNDS:       PF



5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2 (E)   [ ]



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6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       Iowa



 NUMBER OF                7.       SOLE VOTING POWER:         1,337,931 *
  SHARES
BENEFICIALLY              8.       SHARED VOTING POWER:           - 0 -
 OWNED BY
   EACH                   9.       SOLE DISPOSITIVE POWER:    1,337,931 *
 REPORTING
  PERSON                 10.       SHARED DISPOSITIVE POWER:      - 0 -
   WITH



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,337,931*

     * Does not include shares accrued as interest but not yet issued, and which will be issued quarterly under an Issuer promissory note dated July 31, 1995, nor anti-dilution rights which grant Meredith Corporation the right to purchase a proportionate number of shares when certain employee options and other warrants are exercised. The purchase price in each case is the same price per share as the affected employee options and other warrants. The exercise prices range from $.25 per share to $6.07 per share. The anti-dilution right expires on the date (a) the affected employee option or other warrant expires without exercise, or (b) ten days after Meredith has received notice of the exercise of the affected employee option or other warrant.



12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.9%



14.     TYPE OF REPORTING PERSON:       CO






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Item 1.  Security and Issuer.

          Item 1 is amended and supplemented to read as follows:

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 5, 1996 on behalf of Meredith Corporation (hereinafter "Meredith") and relates to the common stock of Multicom Publishing, Inc. (hereinafter "Multicom").


     The executive officers of Multicom and their business addresses are:

     Tamara L. Attard, Chief Executive Officer and Chairman of the Board, 188 Embarcadero, 5th Floor, San Francisco, CA 94105

     Paul G. Attard, President, Chief Operating Officer and Director, 188 Embarcadero, 5th Floor, San Francisco, CA 94105

     Ellen R. M. Boyer, Vice President of Finance and Administration and Chief Financial Officer,
     1100 Olive Way, Suite 1250, Seattle, WA  98101



Item 3.

     Item 3 is amended and supplemented by adding the following to the end thereof:

          The funds used by Meredith to purchase the shares reported in this Amendment No. 1 were Meredith's personal funds.


Item 4.  Purpose of Transaction.

     The first and second paragraphs of Section (a) of Item 4 are amended to read as follows:

          On January 1, 1997, Meredith acquired 1,977 shares of common stock of Multicom as interest payable upon the balance of the loaned indebtedness, as described in Item 3 of the Schedule 13D. Meredith may acquire additional common stock of Multicom as interest upon the balance of such indebtedness.



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

          Meredith may also acquire additional shares of Multicom by virtue of certain antidilution rights granted Meredith by Multicom pursuant to the Stock Purchase Agreement of June 4, 1994, under which Meredith purchased shares of Multicom Series B Stock (see discussion under
     Item 3 in Schedule 13D). Such antidilution rights entitle Meredith to purchase up to 359,536 additional shares of Multicom common stock.


Item 5.  Interest in Securities of the Issuer.

     The first and second paragraphs of Section (a) of Item 5 are hereby amended to read as follows:

          Meredith has beneficial ownership of 1,337,931 shares of the common stock of Multicom, and holds antidilution rights which entitle Meredith to obtain up to 359,536 additional shares. The number of shares which Meredith may be entitled to obtain by reason of its antidilution rights was incorrectly stated as 216,420 in the Schedule 13D and is being corrected in this Amendment No. 1.

          The sum of the shares beneficially owned and the shares Meredith is entitled to obtain is 1,697,467. Based upon information supplied by Multicom to Meredith, Multicom had 6,415,991 shares of Common Stock outstanding as of February 7, 1997. Accordingly, Meredith beneficially owns and is entitled to obtain a total of 26.5% of the outstanding common stock of Multicom.


    (c) Section (c) of Item 5 is hereby amended and supplemented by adding the following to the end thereof:

          Set forth below are descriptions of the descriptions of transactions in Multicom Common Stock effected by Meredith during the past 60 days:


       Date of     Number of Shares                      Description of
     Transaction   Of Common Stock    Price Per Share     Transaction
     -----------   ----------------   ---------------    --------------

        1-1-97          1,977              $6.07         for interest on
                                                         indebtedness

        2-7-97         75,438              $2.28         Private Placement



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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding the following to the end thereof:

          On February 7, 1997 Multicom issued to Meredith 175,438 shares of its Common Stock for a purchase price of $2.28/share. The shares were issued as part of a private placement ("Private Placement") and pursuant to a Common Stock Purchase Agreement ("Purchase Agreement"). The shares purchased by Meredith in the Private Placement are restricted within the meaning of Rule 144 of the Securities Act of 1933 and certificates representing such shares are required to carry a legend to that effect. Pursuant to limitations in the Purchase Agreement, Meredith has the right
     (i) to demand registration of these restricted shares at any time after the date which is nine months from the date of the closing of the Purchase Agreement and (ii) to demand that its restricted shares be included in any registration of securities undertaken by Multicom. By the terms of the Purchase Agreement, Meredith has agreed not to sell or otherwise dispose of any securities of Multicom (other than securities included in an applicable registration statement)up to a 180-day period following the effective date of any Multicom underwritten public offering, provided that a majority of the officers and directors of Multicom agree to be similarly bound.


Item 7.  Material to be Filed as Exhibits.

          Item 7 is hereby amended and supplemented by adding the following to the end thereof:

     Common Stock Purchase Agreement dated as of February 7, 1997

                                   Signature

     February 19, 1997                     /s/ Thomas L. Slaughter
----------------------------     --------------------------------------------
           Date                                  Signature

                                             Thomas L. Slaughter
                                 Vice President-General Counsel and Secretary
                                 --------------------------------------------
                                                 Name/Title



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





                               EXHIBIT INDEX
                           to Schedule 13 D\A


                       Filer:  Meredith Corporation (MDP)





     Schedule A                                    page  8 of 29

     Exhibit 1                                     page 10 of 29






























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


Schedule A is amended to read as follows:


                                 SCHEDULE A


The name and principal occupation or employment of each executive officer of Meredith are set forth below. The business address of each person is 1716 Locust Street, Des Moines, Iowa 50309-3023, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.


       NAME                     POSITION WITH MEREDITH

Leo R. Armatis          Vice President-Corporate Relations

Larry D. Hartsook       Vice President-Finance

Philip A. Jones         President-Broadcasting Group

William T. Kerr         President and Chief Executive Officer

Christopher M. Little   President-Publishing Group

E. T. Meredith III      Chairman of the Executive Committee

Jack D. Rehm            Chairman of the Board

Allen L. Sabbag         President-Real Estate Group

Thomas L. Slaughter     Vice President-General Counsel and Secretary


The name, principal occupation or employment, and address of the corporation or organization in which such employment is conducted of each director of Meredith are set forth below. All of the persons listed below are U.S. citizens.

Herbert M. Baum         Chairman and CEO, Quaker State Corporation
                        225 E. John Carpenter Freeway, Irving, TX 75062

Robert A. Burnett       Chairman and CEO (Retired), Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023



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

Pierson M. Grieve       Chairman and CEO (Retired), Ecolab, Inc.
                        4900 IDS Center, 80 S. 8th St., Minneapolis, MN 55402

Frederick B. Henry      President, The Bohen Foundation
                        1657 Art School Rd., Chester Springs, PA 19425

Joel W. Johnson         Chairman, President and CEO, Hormel Foods Corporation
                        One Hormel Place, Austin, MN 55912-3680

William T. Kerr         President and Chief Executive Officer
                        Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023

Robert E. Lee           Executive Director, The Denver Foundation
                        455 Sherman St., Suite 220, Denver, CO 80203

Richard S. Levitt       Chairman and CEO, Nellis Corporation
                        6001 Montrose Rd., Suite 600, Rockville, MD 20852

E.T. Meredith III       Chairman of the Executive Committee, Meredith Corp.
                        1716 Locust St., Des Moines, IA 50309-3023

Nicholas L. Reding      Vice Chairman, Monsanto Company
                        800 N. Lindbergh Blvd., St. Louis, MO 63167

Jack D. Rehm            Chairman of the Board
                        Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023

(Dr.) Barbara S.        Executive Director of the Business-Higher
      Uehling             Education Forum
                        1 DuPont Circle N.W., Suite 800
                        Washington, DC 20036-1193














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


                                EXHIBIT 1
                                TO 13 D\A

                           MULTICOM PUBLISHING, INC.

                      COMMON STOCK PURCHASE AGREEMENT



     This Agreement is entered into as of February 7, 1997 by and among Multicom Publishing, Inc., a Washington corporation (the "Company") and each of the undersigned purchasers of Common Stock of the Company (collectively the "Purchasers" and individually a "Purchaser") listed on the Schedule of Purchasers attached hereto as Exhibit A.

     In consideration of the mutual promises, covenants and conditions set forth below, the parties mutually agree as follows:

     1.  Authorization and Sale of the Shares.

     1.1 Authorization. The Company has authorized the issuance and sale of up to $1,600,000 worth of shares of its Common Stock pursuant to the terms and conditions of this Agreement. The term "Common Shares" means shares of Common Stock which equal a value of $1,600,000.

     1.2 Issuance and Sale. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company will issue and sell to the Purchasers and the Purchasers will purchase from the Company, up to $1,600,000 worth of shares of Common Stock, at a price per share equal to the average of the closing sale prices of the Company's Common Stock as reported in the Wall Street Journal based upon information provided by the Nasdaq SmallCap Market for each of the 20 consecutive trading days ending on the business day immediately preceding the Initial Closing Date. The Company's agreement with each Purchaser hereunder is a separate agreement, and the sale of Common Shares to each of the Purchasers is a separate sale.

     2.      Closing Date; Delivery.

     2.1 Initial Closing Date. The closing (the "Closing") of the purchase and sale of certain of the Common Shares (as shown on Exhibit A) of Common Stock to the Purchasers will be held at the offices of Multicom Publishing, Inc., 188 Embarcadero, 5th Floor, San Francisco, California 94105. The Closing shall be held on February 7, 1997 at 10:00 a.m., or at such other time and place as the Company and the Purchasers may agree.


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

     2.2 Delivery. Subject to the terms of this Agreement, at the Closing, the Company will deliver to the Purchasers stock certificate(s) representing the number of Common Shares set forth in the applicable provision of Section 1 above, against delivery to the Company by each Purchaser at Closing of a check or wire transfer for the purchase price therefor, as shown on Exhibit "A".

     3. Representations and Warranties of the Company. Except as set forth on a Schedule of Exceptions attached to this Agreement as Exhibit B ("Schedule of Exceptions to Representations and Warranties of Company"), the Company represents and warrants to the Purchasers as follows:

     3.1 Organization and Standing; Articles and Bylaws. The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Washington and has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby.

     3.2 Capitalization. As of the date of the Closing, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock and 300,000 shares of Preferred Stock. Immediately prior to the Closing there will be issued and outstanding approximately 5,600,000 shares of Common Stock and no shares of Preferred Stock. As of the Closing, there will be no outstanding rights, plans, options, warrants, conversion rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock, except that an aggregate of 204,991 warrants are outstanding and an aggregate of 1,249,400 shares of Common Stock have been reserved for issuance upon exercise of outstanding options.

     3.3     Authorization.

     (a) All corporate action on the part of the Company, its officers, directors and shareholders necessary for (i)the sale and issuance of the Common Shares pursuant hereto, and (ii) the execution, performance and delivery by the Company of the Agreement has been taken or will be taken prior to the Closing. The Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors' rights and rules or laws concerning equitable remedies.

     (b) The Common Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Common Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or otherwise required by such laws at the time a transfer is proposed.

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


     (c) The outstanding shares of Common Stock are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

     (d) No shareholder of the Company has any right of first refusal or any preemptive rights in connection with the issuance of the Common Shares.

     3.4 No Conflict. The execution and delivery by the Company of this Agreement, and the performance of the Company's duties hereunder and of all other acts necessary or appropriate for the consummation of the transaction contemplated hereunder, will not violate the Company's Articles of Incorporation or Bylaws, or any material contract, agreement, understanding, arrangement or instrument by which the Company is bound or to which the Company is a party.

     3.5 Securities and Exchange Commission Filings; Financial Statements. The company has made available to the Purchasers a true and complete copy of its Annual Report on Form 10-K for the year ended June 30, 1996 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q"). The financial statements contained in the Form 10-K and the Form 1O-Q were prepared in accordance with generally accepted accounting principles, consistently applied throughout the periods covered thereby.

     3.6 Governmental Consent, etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of the Agreement, or the offer, sale or issuance of the Common Shares or the consummation of any other transaction contemplated hereby, except, if required, qualifications or filings under the Securities Act of 1933 (the "Securities Act"), the California Corporate Securities Law of 1968 (the "California Law") and other applicable blue sky laws, which qualifications or filings, if required, will be obtained or made and will be effective within the period required by law.

     4. Representations and Warranties of Purchasers; Indemnity by Purchasers; Restrictions on Transfer.

     4.1 Investor Representations and Warranties by Each Purchaser. Each Purchaser represents and warrants to the Company as follows:

     (a) Purchaser realizes that the purchase of Common Shares is a highly speculative investment.



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

     (b) Purchaser is able, without impairing Purchaser's financial condition, to bear the economic risk of the purchase of the Common Shares pursuant to the terms of this Agreement, to hold the Common Shares for an indefinite period of time and to suffer a complete loss of Purchaser's investment.

     (c) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of (i)evaluating the merits and risks of the purchase of the Common Shares pursuant to the terms of this Agreement and (ii)protecting the Purchaser's interests in connection therewith.

     (d) The Purchaser and the Purchaser's representatives have been solely responsible for such Purchaser's own "due diligence" investigation of the Company and its management and business, for such Purchaser's own analysis of the merits and risks of this investment, and for such Purchaser's own analysis of the fairness and desirability of the terms of the investment; in taking any action or performing any role relative to the arranging of the proposed investment, the Purchaser has acted solely in the Purchaser's own interest.

     (e) The Purchaser and its representatives and legal counsel have been afforded full and free access to corporate books, financial statements, records, contracts, documents, other information concerning the Company and its offices and facilities, have been afforded an opportunity to ask such questions of the Company's officers, employees, agents, accountants and representatives concerning the Company's business, operations, financial condition, assets, liabilities and other relevant matters as they have deemed necessary or desirable, and have been given all such information as has been requested, in order to evaluate the merits and risks of the prospective investments contemplated herein.

     (f) The Common Shares are being acquired for the Purchaser's own account, in each case for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

     (g) The Purchaser understands that the Common Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act, that the Company has no present intention of registering the Common Shares, that the Common Shares must be held by the Purchaser indefinitely, and that the Purchaser must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration. The Purchaser understands that the Common Shares are restricted Common Shares within the meaning of Rule 144 under the Securities Act, which

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

allows limited resale of such Common Shares under certain conditions; that, in any event, such exemption from registration under Rule 144 will not be available for at least two years, and even then will not be available unless the other conditions of Rule 144 are complied with.

     (h) Purchaser (i)represents and warrants that Purchaser has retained no finder or broker in connection with the transactions contemplated by this Agreement and (ii)hereby agrees to indemnify and to hold the Company harmless of and from any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser, or any of Purchaser's employees or representatives, are responsible.

     4.2 Legends. Each certificate or instrument representing the Common Shares will be endorsed with the following legends:

     (a) THE COMMON SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH COMMON SHARES, THE TRANSFER IS MADE IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER SUCH ACT OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE COMMON SHARES WHICH IS REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

     (b) Any other legends required by California law, Washington law or other applicable state blue sky laws.

The Company need not register a transfer of any Common Shares, and may also instruct its transfer agent not to register the transfer of the Common Shares, unless the conditions specified in this Agreement are satisfied.

     4.3     Removal of Legend and Transfer Restrictions.

     (a) Any legend endorsed on a certificate pursuant to Section 4.2 and any stop transfer instructions applicable to such certificate regarding the restrictions set forth in such legend will be removed and the Company will issue a certificate without such legend to the holder thereof if such Common Shares are registered under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available, if such legend may be properly removed under the terms of Rule 144 promulgated under the Securities Act, or if such holder provides the Company with an opinion of counsel for such holder which opinion is reasonably satisfactory to legal counsel for the Company, to the effect that a public sale, transfer or assignment of such Common Shares may be made without registration.

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

     (b) Any legend endorsed on a certificate pursuant to Section 4.2 and the stop transfer instructions with respect to such Common Shares will be removed upon receipt by the Company of an order of the California Department of Corporations or other appropriate blue sky authority authorizing such removal.

     5.     Registration Rights.

     5.1 Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     (a) The terms "register", "Registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     (b) The term "Registrable Securities" means (i) the Common Shares issued and sold by the company pursuant to this Agreement; (ii) stock issued in lieu thereof in any reorganization, which has not been sold to the public; or
(iii) stock issued in respect of the stock referred to in (i) and (ii) as a result of a stock split, stock dividend, recapitalization or the like, which has not been sold to the public.

     (c) The terms "Holder" or "Holders" means any person or persons to whom Registrable Securities were originally issued or qualifying transferees under Section 5.7 hereof who hold Registrable Securities.

     (d)     The term "SEC" means the Securities and Exchange Commission.

     (e) The term "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 5.2 and 5.3 hereof, including, without limitation, all accounting fees and expenses, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company.)

     5.2     Requested Registration.

     (a) The Holders shall have the "demand" registration rights with respect to the Registrable Securities provided in this Section 5.2. Any Holder or Holders may exercise their demand registration rights at any time or times after the date which is nine months from the date of the Closing. If the Company shall receive from any Holder or Holders holding in the aggregate not fewer than 60% of the Registrable Securities, a written request that the Company effect any registration with respect to all or a part of the

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


Registrable Securities having an aggregate offering price, net of underwriting discounts and expenses, equal to or exceeding $500,000, the Company will, as soon as practicable, use its best efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request. The Holders shall be entitled to exercise these demand registration rights only twice.

     (b) The Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holder or Holders; provided, however, that if (i) in the good faith judgment of the Board of Directors of the Company, such registration would be seriously detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is essential to defer the filing of such registration statement at such time, and
(ii) the Company shall furnish to the Holder or Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, essential to defer the filing of such registration statement, then the Company shall have the right to defer such filing for the period during which such disclosure would be seriously detrimental, provided that the Company may not defer the filing for a period of more than 180 days after receipt of the request of the Holder or Holders, and, provided further, that the Company shall not defer its obligation in this manner more than once in any twelve-month period.

     The registration statement filed pursuant to the request of the Holder or Holders may include other securities of the Company, with respect to which registration rights have been granted, and may include securities of the Company being sold for the account of the Company.

     5.3     Company Registration.

     (a) The Holders shall have the "piggyback" registration rights with respect to the Registrable Securities provided in this Section 5. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights, the Company will:

     (i)     promptly give to the Holders written notice thereof, and



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
     (ii) include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 5.3(b) below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder within twenty
(20) days after the written notice from the Company described in clause (i) above is given. Such written request may specify all or a part of the Holder's Registrable Securities.

     (b) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 5.3(a)(i). In such event, the right of any Holder to registration pursuant to this Section 5.3 shall be conditioned upon the Holder's participation in such underwriting and the inclusion of the Holder's Registrable Securities in the underwriting to the extent provided herein. The Holder, if proposing to distribute its securities through such underwriting shall (together with the Company and the other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company. Notwithstanding any other provision of this Section 5.3, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the amount of securities to be included in the registration and underwriting by the Company's shareholders; provided however, the number of Registrable Securities to be included in such registration and underwriting under this Section 5.3(b) shall not be reduced to less than twenty percent (20%) of the aggregate securities included in such registration without the prior consent of at least a majority of the Holders who have requested their shares to be included in such registration and underwriting. The Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among Holders requesting registration in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by each of such Holders as of the date of the notice pursuant to this Section. If any Holder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     5.4 Registration Expenses. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to
Section 5.3 hereof, and the first two registrations pursuant to Section 5.2 hereof, all selling commissions and underwriter discounts on the shares sold by the Holder or Holders, and reasonable fees of counsel for the Holder or Holders, as selling stockholders, shall be borne by the Company.

     5.5 Form S-3. The Company shall use its best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms. After the Company has qualified for the use of Form S-3, in addition to the rights contained in the foregoing provisions of this Section 5, the Holders shall have the right to request registrations on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by the Holder), provided, however, that the Company shall not be obligated to effect any such registration if: (i) the Holder, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $250,000; or (ii) in the event that the Company shall furnish the certification described in Section 5.2(b) (but subject to the limitations set forth therein); or (iii) in a given twelve-month period, after the Company has effected one such registration in any such period.

     5.6 Registration Procedures. In the case of each registration effected by the Company pursuant to this Section 5, the Company will keep the Holders advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its best efforts to:

     (a) Keep such registration effective for a period of one hundred twenty (120) days or until the Holder or Holders has completed the distribution described in the registration statement relating thereto, whichever first occurs; provided, however, in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment that: (i) includes any prospectus required by Section 10(a)(3) of the Securities Act; or (ii) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (i) and (ii) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement;

     (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

     (c) Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as the Holder from time to time may reasonably request;

     (d) Notify the Holder, if a seller of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

     (e) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange and each over the counter market on which similar securities issued by the Company are then listed or quoted;

     (f) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

     (g) To the extent economically feasible, use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

     5.7     Indemnification.

     (a) The Company will indemnify the Holders and each of its officers, directors, legal counsel, and accountants and each person controlling each Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification, or compliance has been effected pursuant to this Section 5, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) or a material fact contained in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, and will reimburse each Holder, each of its officers, directors, legal counsel, and accountants, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by the Holder and stated to be specifically for use therein. It is agreed that the indemnity agreement contained in this Section 5.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent has not been unreasonably withheld).

     (b) Each Holder will, if Registrable Securities held by it are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify the Company, each of its directors, officers, legal counsel, and accountants and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and directors, officers, legal counsel, and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by the Holder stated to be specifically for use therein provided, however, that the obligations of each Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld).

     (c) Each party entitled to indemnification under this Section 5.7 (the "Indemnified Party") shall give written notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 5, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

     (d) If the indemnification provided for in this Section 5.7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

     (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

     5.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of restricted securities to the public without registration, the Company agrees to use its best efforts to:

     (a) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements;

     (b) So long as any Holder owns any restricted securities, furnish to the Holder upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, routinely mail to each Holder a copy of the most recent annual or quarterly report of the Company, and upon request, furnish such other reports and documents as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     5.9 Market Stand-Off. Each Holder agrees not to sell or otherwise dispose of any securities of the Company (other than securities included in the applicable registration statement) up to a 180-day period following the effective date of a public offering of the Company filed under the Securities Act that includes securities to be sold on the Company's behalf to the public in an underwritten offering; provided that a majority of the officers and directors on the effective date of the public offering have executed written agreement to be similarly bound.

     5.10 Transfer of Registration Rights. Holders' rights to cause the Company to register their securities granted to them by the Company under
Section 5.2, may be assigned to a transferee or assignee of at least 50,000 shares (as adjusted for stock splits, stock dividends, recapitalization and like events) of a Holder's Registrable Securities not sold to the public, provided that the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration right are being assigned. The Company may prohibit the transfer of any Holders' rights under this Section 5.10 to any proposed transferee or assignee who the Company reasonably believes is a competitor of the Company.

     6.      Conditions to Closing.

     6.1 Conditions to Obligations of the Purchasers. The obligation of each Purchaser to purchase Common Shares at the Closing is subject to the fulfillment of the following conditions, any of which may be waived by the
Purchasers:

     (a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by the Company in Section 3 hereof will be true and correct in all material respects when made, and will be true and correct in all material respects on the date of the Closing with the same force and effect as if they had been made on and as of the date of the Closing, and the Company will have performed all obligations and conditions herein required to be performed or observed by it on or prior to the date of the Closing.

     (b) Corporate Proceedings; Waivers and Consents. All corporate and other proceedings to be taken and all waivers, consents and permits necessary or appropriate for consummation of the transactions contemplated by this Agreement and the Exhibits attached hereto will have been taken or obtained.

     (c) Compliance Certificate. The Company will have delivered to the Purchasers a Certificate, executed by the President of the Company and dated the date of the Closing, certifying as to the fulfillment of the conditions specified in Sections(a) and (b) of this Section 6.1.

     (d) Legal Investment. At the time of the Closing, the purchase of the Common Shares by the Purchasers hereunder will be legally permitted by all laws and regulations to which the Purchasers and the Company are subject.

     (e) Blue Sky Matters. All consents, approvals, qualifications and/or registrations required to be obtained or effected under any applicable state Common Shares or blue sky laws in connection with the issuance, sale and delivery of the Common Shares will have been obtained or effected.

     6.2 Conditions to Obligations of the Company. The Company's obligation to sell and issue the Common Shares at the Closing is subject to the fulfillment on or prior to the date of the Closing of the following conditions, any of which may be waived by the Company:

     (a)     Incorporation of Conditions.  The conditions set forth in Sections
(b), (d), and (e) of Section 6.1 shall have been fulfilled.

     (b) Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by the Purchasers in
Section 4 hereof will be true and correct when made, and will be true and correct on the date of the Closing with the same force and effect as if they had been made on and as of the date of the Closing, and the Purchasers will have performed all obligations and conditions herein required to be performed or observed by them on or prior to the date of the Closing.

     (c) Compliance Certificate. Each Purchaser will have delivered to the Company a Certificate, executed by the Purchaser and dated the date of the Closing, certifying as to the fulfillment of the conditions specified in
Section 6.1(b).

     7.      Miscellaneous.

     7.1 Waivers and Amendments. With the written consent of the Holders of all of the Registrable Securities, the obligations of the Company and the rights of the Holders under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely), and with the same consent the Company, when authorized by resolution of its Board of Directors, may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement; provided, however, that no such waiver or supplemental agreement shall reduce the aforesaid percentage of Registrable Securities the Holders of which are required to consent to any waiver or supplemental agreement without the consent of all of the Holders. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, except to the extent provided in this
Section 7.1.

     7.2 Governing Law. This Agreement will be governed in all respects by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California.

     7.3 Survival. The representations, warranties, covenants and agreements made herein will survive the execution of this Agreement and the Closing of the transactions contemplated hereby.

     7.4 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof will inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Purchaser may not assign its rights to purchase the Common Shares and the Company may not assign its rights to receive the proceeds of such purchase.

     7.5 Entire Agreement. This Agreement, the exhibits to this Agreement and the other documents delivered pursuant hereto or incorporated by reference herein constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and supersede all prior oral and written understandings, agreements and commitments with regard to such subjects by or among the parties hereto.

     7.6 Notices, etc. All notices and other communications required or permitted hereunder will be in writing and will be mailed by certified or registered mail, postage prepaid, addressed (a) if to the Purchasers, at the address of each Purchaser set forth on its signature page to the Agreement, or at such other address as the Purchaser will have furnished to the Company in writing, or (b) if to the Company, at 188 Embarcadero, 5th Floor, San Francisco, California 94105, Attn: General Counsel, or at such other address as the Company will have furnished to the Purchasers.

     7.7 No Waivers. No failure on the part of any party to exercise or delay in exercising any right hereunder will be deemed a waiver thereof, nor will any such failure or delay, or any single or partial exercise of any such right, preclude any further or other exercise of such right or any other right.

     7.8 Separability. If any provision of this Agreement, or the application thereof, is for any reason and to any extent determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will be interpreted so as best to reasonably effect the intent of the parties hereto. The parties agree to use their best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent greatest possible, the economic, business and other purposes of the void or unenforceable provision.

     7.9 Expenses. The Company and the Purchasers shall each bear their respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated hereby.

     7.10 Titles and Subtitles. The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     7.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original, but all of which together will constitute one instrument.

     The parties have executed this Agreement as of the day and year first above written.


     COMPANY:

     Multicom Publishing, Inc.



     By:    /s/ Patricia E. Hart
         __________________________

              Patricia E. Hart
     Its:     General Counsel

                       PURCHASER'S COUNTERPART SIGNATURE PAGE
                       MULTICOM PUBLISHING, INC. COMMON STOCK
                                PURCHASE AGREEMENT
                                 February 7, 1997



"PURCHASER"

If Purchaser is an entity:

By:          /s/ Larry D. Hartsook

Title:       Vice President - Finance

Signature:


If Purchaser is an individual:



(Signed Name)

                                  Exhibit A

                            Schedule of Purchasers






                    Name                                 Amount
       --------------------------------                ----------

       Tamara L. and Paul G. Attard                    $  740,000

       Friar, Harper & Arendt                             250,000

       Peter Hairston                                      50,000

       Meredith Corporation                               400,000

       Henrik Vanderlip, Viking Capital                   150,682
                                                       ----------

          Total                                        $1,590,682
                                                       ==========

                                     Exhibit B



                               Schedule of Exceptions
                                         To
            Representations and Warranties of Multicom Publishing, Inc.
                          in Common Stock Purchase Agreement




Dated as of  February 7, 1997



None